UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40986

Cian PLC

(Translation of registrant’s name into English)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On October 28, 2021, Cian PLC (NYSE: CIAN) (the “Company”), a leading online real estate classifieds platform in Russia, launched its initial public offering (the “IPO”) of 18,213,400 American Depositary Shares, each representing one ordinary share of the Company (“ADSs”), 14,171,000 of which were offered by certain selling shareholders of the Company (the “Selling Shareholders”). On November 5, 2021, the Company announced that the IPO had priced at a price to the public of $16 per ADS.

In connection with the IPO, the Company granted the underwriters participating in the IPO a 30-day option to purchase up to an additional 2,732,010 ADSs from the Selling Shareholders at the initial public offering price, less underwriting discounts and commissions, for the purpose of covering over-allotments. On December 20, 2021, the underwriters partially exercised the over-allotment option to purchase an aggregate of 1,301,876 additional ADSs.

In aggregate, total gross proceeds from the IPO, before deducting underwriting discounts and commissions, amounted to approximately $312.2 million, of which $64.7 million was allocated to the Company and $247.6 million was allocated to the Selling Shareholders.

The ADSs described above were offered by the Company pursuant to a Registration Statement on Form F-1 (Registration No. 333-260218), as amended, previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). A prospectus relating to the offering was filed with the SEC and is available on the SEC's website at www.sec.gov.

About Cian PLC

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2021, the Company had over 1.9 million listings available through its platform and an average UMV of over 18.7 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Cian PLC. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; and the other important factors discussed under the caption “Risk Factors” in Cian PLC’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021 and our other filings with the SEC as such factors may be updated from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cian PLC

Date: December 22, 2021	By:	/s/ Maksim Melnikov
Maksim Melnikov
Chief Executive Officer